UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting Results

On April 28, 2020, Galapagos NV (the “Company”) held an Annual Shareholders’ Meeting and an Extraordinary Shareholders’ Meeting (the “Meetings”). The meeting minutes and other documentation pertaining to the Meetings can be consulted at the Company’s website. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Annual Shareholders’ Meeting

Agenda item 2: approval of non-consolidated annual accounts

The Company’s shareholders approved the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2019, as well as the allocation of the annual result as proposed by the Company’s board of directors (the “Board”).

Agenda item 5: approval of remuneration policy

The Company’s shareholders approved the Company’s remuneration policy.

Agenda item 6: approval of remuneration report

The Company’s shareholders approved the Company’s remuneration report.

Agenda item 7: release from liability

The Company’s shareholders resolved, by separate vote, to release each of the Company’s directors, including former directors Dr. Werner Cautreels and Dr. Christine Mummery, and the Company’s statutory auditor from any liability arising from the performance of their duties during the financial year ended December 31, 2019.

Agenda item 9: re-appointment of statutory auditor and determination of statutory auditor’s remuneration

The Company’s shareholders resolved (i) to re-appoint Deloitte Bedrijfsrevisoren CVBA, Gateway Building, Luchthaven Nationaal, 1J, 1930 Zaventem, Belgium, represented by Mr. Nico Houthaeve, as statutory auditor of the Company, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2023, and (ii) to determine the annual remuneration of the statutory auditor at €733,000 for the audit of the statutory and the consolidated accounts of the group. This amount is exclusive of expenses and VAT, and is subject to an annual indexation as from 2021.

Agenda item 10: re-appointment of a director

The Company’s shareholders resolved to re-appoint Dr. Mary Kerr (residing in Broxbourne, United Kingdom) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2024 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Kerr as an independent director as she meets the independence criteria set forth in article 7:87 of the Code of Companies and Associations.

Agenda item 11: appointment of a director

The Company’s shareholders resolved to appoint Dr. Elisabeth Svanberg (residing in Geneva, Switzerland) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2024 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Elisabeth Svanberg as an independent director as she meets the independence criteria set forth in article 7:87 of the Code of Companies and Associations.

Agenda item 12: remuneration of directors

The Company’s shareholders, upon recommendation of the Company’s nomination and remuneration committee, resolved that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate is established as follows:

(a) cash remuneration: (i) chairman of the board of directors: €100,000; (ii) other non-executive directors: €50,000 each; (iii) additional annual compensation for the chairmanship of a board committee: €20,000; and (iv) additional annual compensation for the membership of a board committee: €15,000;

(b) equity-based remuneration: (i) chairman of the board of directors: €100,000; other non-executive directors: €50,000 each; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors’ remuneration and the resulting shares are to be held until at least one year after the non-executive director leaves the board of directors and at least three years after the time of acquisition.

The Company’s shareholders resolved that the mandate of a non-executive director representing a shareholder will not be remunerated.

Agenda 13: offer of subscription rights

The Company’s shareholders, upon recommendation of the Company’s nomination and remuneration committee, resolved to (i) offer 85,000 subscription rights to the executive director of the Company, under subscription right plans created (or to be created) by the board of directors for the benefit of the executive director, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital, the key conditions of which will be in line with previous warrant plans of the Company, (ii) empower each non-executive director to implement this offer, and (iii) to the extent required, approve the offer of subscription rights to members of Galapagos’ executive committee under such plan in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 7:91 and 7:151 of the Code of Companies and Associations, the Company’s shareholders expressly approved the particular provisions that will be included in such plan pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the subscription rights offered (to the extent accepted) under such plan can be exercised early, even before the third anniversary of their award.

Extraordinary Shareholders’ Meeting

Agenda item 2: amendment to the Company’s purpose

The Company’s shareholders resolved to amend the current article 3 of the articles of association as follows:

“The company’s object consists of:

(a)	the research and development of health products for human beings and animals, pharmaceutical products and other products relating thereto;

(b)

for its own account or for the account of third parties, the performance of research in the field of or in connection with pharmaceutical, medical, biological and industrial technology, genetics and human and animal life in general;

(c)

the exploitation of biological, chemical or other products, processes and technologies in the life sciences sector in general, and more specifically in the pharmaceutical, medical, diagnostic, and chemical sector, including activities relating to the production, marketing and commercial exploitation of such products, processes and technologies;

(d)	the acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses;

(e)

holding direct or indirect shareholdings in other companies having an object directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not necessarily exclusively on the pharmaceutical industry.

For such object the company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial object, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having an object similar to the object of the company. The company may merge with other companies or associations.

The company may incorporate subsidiaries both under Belgian as under foreign law.

The company may acquire or establish any property that is necessary or useful for its operations or its corporate object.”

Agenda item 3: amendments to the articles of association as a consequence of the newly applicable CCA, the choice for a two-tier board structure and certain other amendments relating to modernization and clean-up of the articles of association.

The Company’s shareholders resolved to amend the articles of association as a consequence of the newly applicable CCA, the proposal by the board of directors to introduce a two-tier board structure as provided for by the CCA as well as certain other amendments relating to modernization and clean-up.

The detailed changes are the following (the numbers in bold referring to the numbering under the current articles of association):

Title I – Name –Office – Object – Duration

•	Article 1: replaced “a company that calls or has called upon public savings” by “a listed company”

•	Article 2: deleted “or in the Brussels Region”

Title II – Capital

•	Article 5: inserted “subscribed” before “capital” in the title and in the first sentence

•

Article 6: inserted “subscribed” before “capital” in the title and replaced “the provisions of article 609 of the Companies Code” and “the provisions of article 596 of the Companies Code” with “the provisions of the Code of Companies and Associations”

•	Article 9: replaced by the following text:

“The shares are registered shares until they are fully paid up. The fully paid up shares are registered shares or dematerialized shares, according to the preference of the shareholder. The company may issue dematerialized shares, either by a capital increase or by the conversion of existing registered shares into dematerialized shares. Each shareholder may at all times ask the conversion of his shares, by written request and at his own cost, into registered shares or into dematerialized shares.”

•	Article 10: replaced “the board of directors” by “the company”

•	Article 11: replaced “shareholders’ meeting” by “company” and “article 620 and following of the Companies Code” by “the provisions of the Code of Companies and Associations”

Title III – Administration and supervision

•	Article 13: replaced by the following text:

Two-tier board structure

“The company is managed by a supervisory board of minimum five and maximum nine members, who need not be a shareholder, and a management board of at least three members. One cannot be a member of both boards. At least three of the appointed members of the supervisory board shall meet the criteria stated in the applicable law with respect to independent directors.

Each board forms a college in accordance with the applicable rules on deliberating meetings.

The members of the supervisory board are appointed by the shareholders’ meeting. The duration of their mandate may not exceed four years. Members of the supervisory board whose mandate has come to an end may be reappointed. The members of the management board are appointed and dismissed by the supervisory board.

If a membership is entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the other members of the respective board of the company.”

•	New subtitle 14: Supervisory board

•	New article 14.1: inserted the following text:

Powers of the supervisory board

“The supervisory board is responsible for the general policy and strategy of the company and has the power to perform all acts that are exclusively reserved to it by the applicable law. The supervisory board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations.

It supervises the management board and decides, after the adoption of the annual accounts, by separate vote on the discharge to be granted to the members of the management board.

Within the limits of its authority, the supervisory board may confer special powers on agents of its choice.”

•	Article 14 (new article 14.2): replaced by the following text:

“In the event of a casual vacancy in the supervisory board, the remaining members of the supervisory board have the right to temporarily fill such vacancy until the shareholders’ meeting appoints a new member of the supervisory board. To this end, the appointment shall be put on the agenda of the first following shareholders’ meeting. Each member of the supervisory board appointed this way by the shareholders’ meeting shall complete the mandate of the member of the supervisory board he replaces, unless the shareholders’ meeting decides otherwise.”

•	Article 15 (new article 14.3): replaced by the following text:

“The supervisory board elects a chairman from among its members and may also elect one or more vice-chairmen.”

•	Article 16 (new article 14.4): replaced by the following text:

Meetings of the supervisory board

“The supervisory board is convened by its chairman, or, in case of impediment of the latter, by a vice-chairman, or by two members of the supervisory board, each time the interests of the company so require.

The notices of the meetings of the supervisory board are, except in the event of emergency (which is to be motivated in the minutes), provided by telecopy, by electronic mail or by phone, at least four calendar days prior to the meeting. The meeting is held at the place mentioned in the convening notice.

If the chairman is unable to attend, the supervisory board is chaired by the vice-chairman, or, in the absence of the latter, by the oldest member present.

The validity of the convening notice cannot be challenged if all members of the supervisory board are present or validly represented.”

•	Article 17 (new article 14.5): replaced by the following text:

“The supervisory board may validly deliberate only if at least half of its members are present or represented. If this quorum is not satisfied, a new meeting may be convened with the same agenda, which will be able to validly deliberate and resolve provided that at least two members are present or represented. Members of the supervisory board who, in accordance with applicable law, may not participate in the deliberation and the vote are not included to determine whether the quorum has been reached.

Supervisory board members can be present at the meeting by electronic communication means, such as, among others, phone- or videoconference, provided that all participants to the meeting can communicate directly with all other participants. In such case, the meeting is deemed to take place at the office of the company, unless agreed upon differently by the supervisory board. The same applies to meetings of the supervisory board to be held in the presence of a notary public, it being understood, however, that in such case at least one member of the supervisory board or the meeting’s secretary shall physically attend the meeting in the presence of the notary public and that the meeting is deemed to take place at the notary public’s office, unless agreed upon differently by the supervisory board. The minutes of the meeting shall mention the manner in which the members of the supervisory board were present.

With respect to items that were not mentioned in the agenda, the supervisory board can deliberate validly only with the consent of the entire supervisory board and insofar all members are present in persona. Such consent is deemed to be given if no objection is made according to the minutes.

Each member of the supervisory board can give a power of attorney to another member to represent him at a meeting of the supervisory board and to vote in his place, by normal letter, by e-mail or by any other means of communication replicating a printed document.

The resolutions of the supervisory board are taken by simple majority of the votes cast. Blank and invalid votes are not included in the votes cast, neither in the numerator nor in the denominator. In case of a tie, the chairman has the casting vote.

Supervisory board resolutions may be approved by unanimous written consent of all members, unless otherwise provided in these articles of association and save for decisions requiring a notarial deed.

The members of the supervisory board need to respect the provisions and formalities on conflicts of interest as well as on related party transactions set forth in applicable law.”

•	Article 18 (new article 14.6): replaced by the following text:

“The deliberations of the supervisory board are enacted in minutes that are signed by the chairman and by the members of the supervisory board who wish to do so. The powers of attorney are attached to the minutes. If a member expressly refuses to sign the minutes, this shall be reflected in the minutes with the motivation of such refusal.

The copies or extracts, to be submitted in legal proceedings or otherwise, shall be signed by the chairman of the supervisory board or two members of the supervisory board.”

•	Article 19: deleted

•	Article 20 (new article 14.7): replaced by the following text:

Remuneration of the members of the supervisory board

“The shareholders’ meeting may grant remuneration to the members of the supervisory board. The supervisory board is empowered to distribute amongst its members the global remuneration granted by the shareholders’ meeting.”

•	New subtitle 15: Management board

•	New article 15.1: inserted the following text:

Powers of the management board

“The management board has the power to carry out all acts necessary or useful to the realisation of the company’s object with the exception of those reserved to the supervisory board in accordance with article 14.1 of these articles of association and of those reserved to the shareholders’ meeting by applicable law.

Within the limits of its authority, the management board may confer special powers on agents of its choice.”

•	New article 15.2: inserted the following text:

Chair

“The supervisory board shall appoint the chairman of the management board. The management board may also elect one or more vice-chairmen.”

•	New article 15.3: inserted the following text:

Meetings and minutes of the management board

“The management board is convened by its chairman, or, in case of impediment of the latter, by a vice-chairman, or by two members of the management board, each time the interests of the company so require.

The deliberations of the management board are recorded in minutes, signed by the members who took part in the deliberation.

The copies and extracts of the minutes of the meetings of the management board are certified and signed by one or more members with representation powers.

Management board resolutions may be approved by unanimous written consent of all members, unless otherwise provided in these articles of association and save for decisions requiring a notarial deed.

The management board may make any further arrangements for its effective functioning.”

•	New article 15.4: inserted the following text:

Remuneration of the members of the management board

“The supervisory board determines the remuneration of the members of the management board.”

•	Article 21, para 1: deleted

•	Article 21, para 2 (new article 16): replaced by the following text:

Delegation of day-to-day management

“The management board is authorized to delegate the day-to-management of the company as described in the Code of Companies and Associations and the representation powers pertaining to such management to one or more persons. The management board appoints and revokes the person(s) entrusted with such management and determines the remuneration linked to this mandate.

If several persons are appointed, they form a board and the management board determines the operating procedures of the persons entrusted with the day-to-day management of the company.

Limitations of the representation powers of the persons entrusted with the day-to-day management, other than those relating to the joint signatory authority, are not enforceable vis-à-vis third parties, even if they are published.

Within the limits of the powers delegated to them, the persons entrusted with the day-to-day management may grant specific and determined powers to one or more persons of their choice.”

•	Article 21, para 3: deleted

•	Article 22, para 1: deleted

•	New article 17.1: inserted the following text:

Supervisory board

“The supervisory board represents the company vis-à-vis third parties in all matters for which it has exclusive competence in accordance with the applicable law. With regard to the powers of the supervisory board, the company is also represented by two members of the supervisory board acting jointly, provided that these members cannot be members who factually represent shareholders holding more than 20 percent of the company’s capital.”

•	New article 17.2: inserted the following text:

Management board

“The management board represents the company vis-à-vis third parties in all matters, with the exception of those matters for which, in accordance with the applicable law, the supervisory board has exclusive competence. With regard to the powers of the management board, the company is also represented by one member of the management board acting alone.”

•	Article 22, para 2 (new article 17.3): replaced by the following text:

Delegated authorities

“Within the limits of the day-to-day management, the company is furthermore validly represented in dealings with third parties and in legal proceedings by the person(s) entrusted with the day-to-day management of the company acting jointly or individually in accordance with the delegation by the management board.

Moreover, the company is validly bound by special attorneys-in-fact within the limits of the powers granted to them. When the company is appointed as director, member of the supervisory board, member of the management board or liquidator of another company, it will appoint a physical person as its permanent representative who is entrusted with the execution of the mandate for and on behalf of the company.”

Article 24 (new article 19): replaced “members of the Institute of Company Auditors (“Instituut van Bedrijfsrevisoren”)” by “Company Auditors entered in the public register of the statutory auditors or among the registered audit firms”

Title IV – Shareholders’ meetings

•	Article 27 para 3 (new article 22 para 3): replaced by the following text:

“An extraordinary shareholders’ meeting may be convened each time the interest of the company so requires and is to be convened each time shareholders representing together at least one tenth of the capital so request in accordance with the applicable law.”

•	Article 28 (new article 23): replaced “article [533, §2 / 535 / 533bis, §1 / 533bis §2 / 533ter] of the Companies Code” by “applicable law”

•

Article 30 (new article 25): deleted “Belgian” prior to “law provisions”, replaced “article 29 of the articles of association” by “article 24 of the articles of association” and inserted “non-voting rights” between “profit sharing certificates” and “convertible bonds”

•	Article 31 (new article 26): inserted “other” before “members of the supervisory board”

•	Article 32 (new article 27): replaced by the following text:

“The supervisory board has the right, prior to any ordinary, special or extraordinary shareholders’ meeting, to postpone or cancel the meeting. This is in addition to the legal right of the supervisory board to postpone any ordinary, special or extraordinary shareholders’ meeting for up to five weeks due to an announcement regarding a significant participation, and during the ordinary shareholders’ meeting to postpone for five weeks, the decision regarding the approval of the financial statements.

This adjournment of the decision regarding the approval of the financial statements puts an end to the deliberation and renders invalid the resolutions passed with regard to the financial statements, including the resolutions on the discharge of the members of the supervisory board and the auditors. However, it does neither affect the deliberation nor the decisions in respect of resolutions having nothing to do with the financial statements.

All shareholders shall be called to attend the next meeting and admitted, provided that they have completed the formalities laid down in the articles of association, and this regardless of whether or not they attend the first meeting either in person or by proxy.

At the second meeting, the agenda of the initial meeting shall be dealt with in its entirety.”

•	Article 33 (new article 28): deleted “exercise of the voting rights” in the title of new article 28

•	Article 34 para 2 (new article 29 para 2): replaced by the following text:

“The members of the supervisory board, and where applicable, the members of the management board, answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report or to the agenda items, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company or its board members are bound. The statutory auditors answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company, its board members or the statutory auditors are bound. In case several questions relate to the same subject matter, the board members and the statutory auditors may respond in one answer. As soon as the convening notice is published, the shareholders may ask their questions in writing, which will be answered during the meeting by the board members or the statutory auditors, as the case may be, insofar such shareholders have complied with the formalities to be admitted to the meeting. The questions may also be directed to the company by electronic way via the address that is mentioned in the convening notice for the shareholders’ meeting. The company needs to receive these written questions ultimately on the 6th day before the meeting.”

•	Article 34 para 3 (new article 29 para 3): deleted the last sentence

•	Article 34 para 6 (new article 29 para 6): replaced “the provisions of the articles 558 and following of the Companies Code” with “applicable law”

•	Article 35 para 2 (new article 30 para 2): inserted “to be” between “are” and “signed”

Title V – Annual Accounts – Distribution of Profits

•	Article 36 (new article 31): replaced “the information prescribed by article 96 of the Companies Code” with “other information required by applicable law”

•	Article 37 (new article 32): replaced “the other documents mentioned in article 100 of the Companies Code” with “other documents required by applicable law”

•

Article 39 (new article 34): inserted “or out of the profit of the previous financial year as long as the financial statements of that financial year have not yet been approved” at the end of the last sentence

Title VI – Dissolution – Winding-Up

•

Article 40 (new article 35): replaced “article [633 / 634] of the Companies Code” by “applicable law”, inserted “, whereby abstentions are not included in the numerator nor in the denominator” at the end of the 2nd paragraph and “or the public prosecutor” after “every party having an interest”

•	Article 42 (new article 37): replaced “the articles 186 and following of the Companies Code” with “applicable law”

Title VII – General Provisions

•

Article 44 (new article 39): replaced “Each director, executive” with “Each member of the supervisory board, member of the management board, person entrusted with the day-to-day management of the company” and “notice” by “notices”

•	Article 47 (new article 42): replaced “directors” with “members of the supervisory board, members of the management board”

Temporary provisions of the articles of association

•

Authorized capital: replaced “share capital” by “subscribed capital”, “articles [603 to 608 / 607] of the Companies Code of 7 May 1999 (as amended or replaced)” by “applicable law”, “all independent directors (within the meaning of article 526ter of the Companies Code) ” by “all independent members of the supervisory board (within the meaning of the Code of Companies and Associations juncto the relevant principles of the Corporate Governance Code 2020)”, “directors” by “members of the supervisory board, members of the management board”, “a person referred to in article 520ter, 524bis or 525” by “a member of the supervisory board, a member of the management board or a person entrusted with the day-to-day management”

•

Use of authorized capital in specific circumstances: replaced “share capital” by “subscribed capital” “articles [603 to 608 / 607] of the Companies Code of 7 May 1999 (as amended or replaced)” by “applicable law”, “directors” by “members of the supervisory board, members of the management board”, “a person referred to in article 520ter, 524bis or 525” by “a member of the supervisory board, a member of the management board or a person entrusted with the day-to-day management”

•	Overall replacements:

•	In articles 1, 4, 12, 24, 28, 30, 38, 39, 45, 46 and 47: “Companies Code” by “Code of Companies and Associations”

•	In articles 2 para 1, 6, 12, 23, 24, 25, 28, 29, 30, 31, 36, 37, 38, 39, 42 and the temporary provisions of the articles of association: “board (of directors)” by “supervisory board”

•	In articles 2 para 2 and 7: “board of directors” by “management board”

•	In title I and the articles 2, 5, 6, 27, 28, 29, 35, 38, 40 and 44: deleted “registered”

•	In title I and article 3: replaced “purpose” by “object”

•	In articles 12, 29, 30 and the temporary provisions of the articles of association: replaced “warrants” with “subscriptions rights”

•	In articles 29 and 30: replaced “bonds” by “convertible bonds”

•	In articles 27, 31, 35, 36, 37 and 40: replaced “director(s)” by “member(s) of the supervisory board”

Agenda item 4: appointment of members of the supervisory board

The Company’s shareholders resolved to appoint the following members of the supervisory board for the remaining term of their current mandate as director in the board of directors:

•	Dr. Raj Parekh, as a member of the supervisory board of the Company;

•

Mr. Howard Rowe, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Mr. Howard Rowe as an independent member as he meets the independence criteria set forth in article 7:87 of the CCA;

•

Ms. Katrine Bosley, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Ms. Katrine Bosley as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA;

•

Dr. Mary Kerr, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Mary Kerr as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA;

•

Mr. Peter Guenter, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Mr. Peter Guenter as an independent member as he meets the independence criteria set forth in article 7:87 of the CCA;

•	Mr. Daniel O’Day, as a member of the supervisory board of the Company;

•	Dr. Linda Higgins, as a member of the supervisory board of the Company;

•

Dr. Elisabeth Svanberg, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Elisabeth Svanberg as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA.

Immediately after this extraordinary shareholders’ meeting, the supervisory board will appoint the members of the management board.

Agenda item 5: authorization to the management board to execute the above decisions and to coordinate the articles of association

The Company’s shareholders resolved to authorize the management board to execute the decisions taken and the notary to coordinate the articles of association, with power to sub-delegate.

Agenda item 6: proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

The Company’s shareholders resolved to grant authority to any member of the supervisory board and/or any member of the management board and/or Mr. Xavier Maes, to act alone with power to substitute, to fulfill all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise courts, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-230639) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV (Registrant)

Date: April 29, 2020	/s/ Xavier Maes Xavier Maes Company Secretary